Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

EverCommerce Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29977X105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29977X105	Schedule 13G	Page 1 of 5
1	NAMES OF REPORTING PERSONS
Eric Remer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,699,864

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,699,864

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,699,864

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 29977X105	Schedule 13G	Page 2 of 5
ITEM 1.	(a)	Name of Issuer:

EverCommerce Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3601 Walnut St., Suite 400, Denver, CO 80205

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Eric Remer (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o EverCommerce Inc., 3601 Walnut St., Suite 400, Denver, CO 80205.

(c)	Citizenship of each Reporting Person is:

Eric Richard Remer is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”).

(e)	CUSIP Number:

29977X105

ITEM 3.

Not applicable.

CUSIP No. 29977X105	Schedule 13G	Page 3 of 5
ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 188,658,621 shares of Common Stock outstanding as of November 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Eric Remer	15,699,864	8.1%	15,699,864	0	15,699,864	0

Eric Remer is the beneficial owner of 15,709,864 shares of Common Stock, which consist of (i) 353,282 shares of Common Stock held of record by the Reporting Person, (ii) 9,212,662 shares of Common Stock held of record by trusts or entities in which the Reporting Person has sole voting and investment power, (iii) 6,124,959 shares of Common Stock underlying employee stock options that are exercisable on or within 60 days of December 31, 2023 and (iii) 8,961 shares of Common Stock underlying restricted stock units that vest within 60 days of December 31, 2023.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 29977X105	Schedule 13G	Page 4 of 5
ITEM 10.	Certification.

Not applicable.

CUSIP No. 29977X105	Schedule 13G	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Eric Remer

/s/ Eric Remer